FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Sodexho Alliance intends to delist its American Depositary Receipts from the New York Stock Exchange and to deregister under the U.S. securities laws

Item 1

SODEXHO ALLIANCE INTENDS TO DELIST ITS AMERICAN DEPOSITARY RECEIPTS FROM THE NEW YORK STOCK EXCHANGE AND TO DEREGISTER UNDER THE U.S. SECURITIES LAWS

Paris, May 30, 2007 - Sodexho Alliance (Euronext Paris FR0000121220 - SW / NYSE:SDX) announced today that the Board of Directors has approved management’s recommendation to apply for voluntary delisting of its American Depositary Receipts (ADRs) from the New York Stock Exchange (NYSE) and voluntary deregistration under the U.S. Securities Exchange Act of 1934.  Sodexho expects that its applications will be filed in order to give effect to these actions following the finalization of the new deregistration rules issued by the Securities and Exchange Commission (SEC).  Sodexho anticipates that the delisting and deregistration will occur prior to August 31, 2007.

Sodexho’s decision to delist and deregister is based on the following:

•	Sodexho Alliance is listed on Euronext, which is now a part of NYSE-Euronext, and the average trading volume on Euronext accounts for approximately 97% of trading over the last 12 months.

•	The ADR trading volume on the NYSE has remained very low since 2002 and has only accounted for approximately 1% of the total shares traded over the last five years.

•
Since Sodexho has adopted International Financial Reporting Standards (IFRS), it is no longer necessary to reconcile our financial statements to a second accounting standard as Sodexho believes that the standards generally are equivalent in terms of quality of information for investors.

Sodexho intends to maintain its ADR program as a “level one” program and at the same time institute procedures whereby Sodexho U.S. employees who participate in the stock option and employee stock purchase plans would have direct access to trading on the Euronext market.

Sodexho successfully complied with the requirements of Section 404 of Sarbanes-Oxley in its Form 20F covering the fiscal year ended 31 August 2006. Sodexho will continue its focus on the effectiveness of the Group’s internal control processes as improving internal controls and risk management processes remain a key priority for the Group.

SODEXHO ALLIANCE, founded in 1966 by Pierre Bellon, is the leading global provider of Food and Facilities Management services, with more than 332,000 employees on 28,300 sites in 80 countries. For Fiscal 2006, which closed August 31, 2006, SODEXHO ALLIANCE had sales of 12.8 billion euro. Listed on Euronext Paris and on the New York Stock Exchange, the Group’s current market capitalization is 8.9 billion euro.

Press contacts: William Mengebier Tel: + 33 (1) 30 85 74 18 - Fax: +33 (1) 30 85 50 10 E-mail: william.mengebier@sodexhoalliance.com	Investor relations: Pierre Benaich Tel: + 33 (1) 30 85 29 39 - Fax: +33 (1) 30 85 50 05 E-mail: pierre.benaich@sodexhoalliance.com
Anthony Marechal Tel : + 33 (1) 30 85 71 89 - Fax : +33 (1) 30 85 50 10 E-mail : anthony.marechal@sodexhoalliance.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: May 30, 2007	By:	/s/ Siân Herbert-Jones
		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer